SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 2)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Applied Genetic Technologies Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

03820J 10 0
(CUSIP Number)

Larry Randall
Alta Partners
One Embarcadero Center, Suite 3700
San Francisco, CA 94111
(415) 362-4022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of  the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03820J 10 0	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSON
Alta Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	1,129,551(a)
8	SHARED VOTING POWER	-0-
9	SOLE DISPOSITIVE POWER	1,129,551(a)
10	SHARED DISPOSITIVE POWER	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,129,551(a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9%
14	TYPE OF REPORTING PERSON	PN

(a)
Alta Partners VIII, L.P. (“AP VIII”) has sole voting and dispositive control over  1,129,551 shares of common stock, par value $0.001 per share (“Common Stock”), of Applied Genetic Technologies Corporation (the “Issuer”), except that Alta Partners Management VIII, LLC (“APM VIII”), the general partner of AP VIII, and Farah Champsi (“Champsi”), Daniel Janney (“Janney”) and Guy Nohra (“Nohra”), managing directors of AP VIII, may be deemed to share dispositive and voting power over such stock.

(b)
The percentage set forth in row (13) is calculated based upon 16,441,560 shares of common stock issued and outstanding as of January 30, 2015, as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the fiscal quarter ended December 31, 2014.

CUSIP No. 03820J 10 0	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSON
Alta Partners Management VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
8	SHARED VOTING POWER	1,129,551(c)
9	SOLE DISPOSITIVE POWER	-0-
10	SHARED DISPOSITIVE POWER	1,129,551(c)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,129,551(c)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9% (d)
14	TYPE OF REPORTING PERSON	OO

(c)	APM VIII is the general partner of AP VIII and shares voting and dispositive power over the shares of Common Stock held by AP VIII.

(d)
The percentage set forth in row (13) is calculated based upon 16,441,560 shares of common stock issued and outstanding as of January 30, 2015, as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the fiscal quarter ended December 31, 2014.

CUSIP No. 03820J 10 0	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSON
Farah Champsi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	12,436
8	SHARED VOTING POWER	1,129,551(e)
9	SOLE DISPOSITIVE POWER	12,436
10	SHARED DISPOSITIVE POWER	1,129,551(e)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,141,987 (e)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9% (f)
14	TYPE OF REPORTING PERSON	IN

(e)	Champsi is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock held by AP VIII.

(f)
The percentage set forth in row (13) is calculated based upon 16,441,560 shares of common stock issued and outstanding as of January 30, 2015, as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the fiscal quarter ended December 31, 2014.

CUSIP No. 03820J 10 0	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSON
Daniel Janney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
8	SHARED VOTING POWER	1,129,551(g)
9	SOLE DISPOSITIVE POWER	-0-
10	SHARED DISPOSITIVE POWER	1,129,551(g)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,129,551 (g)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9% (h)
14	TYPE OF REPORTING PERSON	IN

(g)	Janney is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock held by AP VIII.

(h)
The percentage set forth in row (13) is calculated based upon 16,441,560 shares of common stock issued and outstanding as of January 30, 2015, as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the fiscal quarter ended December 31, 2014.

CUSIP No. 03820J 10 0	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSON
Guy Nohra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
8	SHARED VOTING POWER	1,129,551(i)
9	SOLE DISPOSITIVE POWER	-0-
10	SHARED DISPOSITIVE POWER	1,129,551(i)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,129,551 (i)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9% (j)
14	TYPE OF REPORTING PERSON	IN

(i)	Nohra is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock held by AP VIII.

(j)
The percentage set forth in row (13) is calculated based upon 16,441,560 shares of common stock issued and outstanding as of January 30, 2015, as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the fiscal quarter ended December 31, 2014.

Explanatory Note.

This Amendment No. 2 to Schedule 13D (this “Schedule 13D/A”) is being filed to amend the statement on Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of Applied Genetic Technologies Corporation, a Delaware corporation (the “Issuer”), as initially filed with the Securities and Exchange Commission on April 11, 2014 and amended on November 19, 2014 (as amended, the “Original Schedule 13D”).  This Schedule 13D/A is being filed to report sales of shares of the Issuer’s Common Stock by AP VIII.  The Original Schedule 13D is hereby amended and supplemented as detailed below and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect.  All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Between March 11, 2015 and April 15, 2015, AP VIII sold an aggregate of 362,649 shares of the Issuer’s Common Stock in open market transactions.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b)

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class
AP VIII	1,129,551	1,129,551	0	1,129,551	0	1,129,551	6.9% (2)
APM VIII	0	0	1,129,551	0	1,129,551	1,129,551	6.9% (2)
Farah Champsi	12,436	12,436	1,129,551	12,436	1,129,551	1,141,987	6.9% (2)
Daniel S. Janney	0	0	1,129,551	0	1,129,551	1,129,551	6.9% (2)
Guy P. Nohra	0	0	1,129,551	0	1,129,551	1,129,551	6.9% (2)

 (1) Champsi, Janney and Nohra serve as directors of APM VIII, which serves as the general partner of AP VIII. APM VIII owns no securities of the Issuer directly.  Champsi, Janney and Nohra share voting and investment control over the shares owned by APM VIII and may be deemed to beneficially own the shares held by AP VIII.

(2) These percentages are calculated based upon 16,441,560 shares of common stock issued and outstanding as of January 30, 2015, as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the fiscal quarter ended December 31, 2014.

(c)  In the sixty days prior to the filing of this Schedule 13D/A, AP VIII effected open market sales as follows:

Date	Number of Shares	Weighted Average Sale Price Per Share
March 11, 2015	30,400	$22.12
March 12, 2015	13,216	$22.15
March 13, 2015	30,815	$22.33
March 11, 2015	10,000	$22.75

March 17, 2015	8,500	$22.68
March 18, 2015	10,900	$22.73
March 19, 2015	5,100	$22.67
March 20, 2015	5,200	$22.57
March 24, 2015	1,925	$22.02
April 7, 2015	50,000	$22.15
April 8, 2015	83,480	$22.11
April 10, 2015	90,500	$22.50
April 14, 2015	19,513	$22.69
April 15, 2015	3,100	$22.61

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Statement.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 20, 2015

ALTA PARTNERS VIII, L.P.		ALTA PARTNERS MANAGEMENT VIII, LLC
By:	Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
	Daniel Janney, Managing Director		Daniel Janney, Managing Director

/s/ Farah Champsi
Farah Champsi

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date:	April 20, 2015

ALTA PARTNERS VIII, L.P.		ALTA PARTNERS MANAGEMENT VIII, LLC
By:	Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
	Daniel Janney, Managing Director		Daniel Janney, Managing Director

/s/ Farah Champsi
Farah Champsi

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra